REPORT OF VOTING RESULTS
SECTION 11.3 OF NATIONAL INSTRUMENT 51-102

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following is a summary of the results of matters voted on at the annual and special meeting of the holders of the common shares (the “Shareholders”) of Cybin Inc. (“Cybin”) held on August 27, 2024 (the “Meeting”).
There were 87 Shareholders represented in person or by proxy at the Meeting holding 453,195,063 common shares, representing 59.66% of Cybin’s total issued and outstanding common shares as at the record date for the Meeting. As the Meeting was held virtually, all resolutions were passed by a ballot vote.
1.Appointment of Auditor
Zeifmans LLP was appointed auditor of Cybin until the next annual meeting of shareholders at renumeration to be fixed by the directors of Cybin. Voting results are set out below:

Votes For		Votes Withheld
#	%	#	%
447,888,253	99.29	3,192,685	0.71

2.Election of Directors
Each of the nominees for election as director listed in Cybin’s management information circular dated July 24, 2024 (the “Circular”) were elected as directors of Cybin for the ensuing year or until their successors are elected or appointed. Voting results are set out below:

	Votes For		Votes Withheld
	#	%	#	%
Theresa Firestone	294,246,457	99.30	2,068,215	0.70
Grant Froese	291,239,267	98.29	5,075,405	1.71
Paul Glavine	294,405,593	99.36	1,909,079	0.64
Eric Hoskins	289,686,724	97.76	6,627,948	2.24
Mark Lawson	291,772,251	98.47	4,542,420	1.53
Eric So	294,108,045	99.26	2,206,627	0.74
George Tziras	289,376,032	97.66	6,938,640	2.34

3.Consolidation of Common Shares
The consolidation of the issued and outstanding common shares of Cybin by a ratio of up to 50:1, as more fully described in the Circular, was approved. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
430,616,168	95.46	20,464,958	4.54

4.Amendments to Equity Incentive Plan
Amendments to Cybin’s equity incentive plan, as more fully described in the Circular, were approved. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
204,933,530	69.16	91,381,142	30.84

5.Amendments to Shareholder Rights Plan
Amendments to Cybin’s shareholder rights plan, as more fully described in the Circular, were approved. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
285,100,993	96.22	11,213,679	3.78

6.Amendments to Common Share Purchase Warrants
Amendments to Cybin’s outstanding common share purchase warrants, as more fully described in the Circular, were approved. Voting results are set out below:

Votes For		Votes Against
#	%	#	%
252,224,216	94.06	15,927,910	5.94